

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2022

Jeffrey J. Guzy
Chief Executive Officer and Director
CoJax Oil and Gas Corporation
3033 Wilson Blvd, Suite E-605
Arlington, VA 22201

> **Re: CoJax Oil and Gas Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2020**
> **Filed May 14, 2021**
> **File No. 333-232845**

Dear Mr. Guzy:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation